SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

20 May 2025

Ryanair Holdings plc

Share buy-back programme

Ryanair Holdings plc (the "Company") announces that it has entered into arrangements with its brokers, Citigroup Global Markets Europe AG ("Citi") and J&E Davy Unlimited ("Davy") (collectively the "Brokers"), to commence a share buy-back programme to repurchase on its behalf ordinary shares of €0.006 each (the "Shares"), including Shares underlying American Depositary Shares, during the period commencing on 20 May 2025 and ending not later than 19 May 2026 (the "Programme").

The maximum consideration payable by the Company in respect of repurchases of Shares and of Shares underlying American Depositary Shares under these arrangements is €750 million.

The Programme will at all times be conducted in accordance with (and within the parameters prescribed by) the Company's general authority to repurchase Shares as approved by shareholders at the Company's AGM on 12 September 2024 (and as such authority may be renewed and/or amended). The purpose of the Programme is to reduce the share capital of the Company. All Shares repurchased will be cancelled.

The Brokers will purchase Shares not underlying the American Depositary Shares on behalf of the Company (on a riskless principal basis) on Euronext Dublin. The Brokers will repurchase these Shares for a maximum consideration of up to €375 million and will make trading decisions independently of the Company within certain pre-set parameters. The repurchase of these Shares will be conducted in accordance with the parameters prescribed by the relevant provisions of the Market Abuse Regulation 596/2014/EU and the Commission Delegated Regulation (EU) 2016/1052.

Davy will purchase Shares underlying American Depositary Shares on behalf of the Company (on a riskless principal basis and through the acquisition of American Depositary Shares on Nasdaq). Davy will purchase Shares underlying the American Depositary Shares for a maximum consideration of up to €375 million and Davy will make trading decisions independently of the Company within certain pre-set parameters. The repurchase of Shares underlying the American Depositary Shares as part of the Programme will be conducted in accordance with Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

The timing, the actual number of Shares repurchased, and the split between Shares and Shares underlying American Depositary Shares repurchased, will be dependent on market conditions, cashflow obligations, legal and regulatory requirements and the other terms and limitations contained in the Programme.

Purchases made under the Programme will be announced on a weekly basis.

Contact:
Jamie Donovan
Head of Investor Relations
Ryanair Holdings plc
Tel: +353 1 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 May, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary